UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

KINNATE BIOPHARMA INC.

(Name of Subject Company (Issuer))

XRA 1 CORP.

(Name of Filing Persons (Offeror 1))

XOMA CORPORATION

(Name of Filing Persons (Parent of Offeror))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

49705R105

(CUSIP Number of Class of Securities)

Owen Hughes

XOMA Corporation

2200 Powell Street, Suite 310

Emeryville, California 94608

Tel. (510) 204-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Ryan A. Murr

Robert W. Phillips

Gibson, Dunn & Crutcher LLP

One Embarcadero Center Suite 2600

San Francisco, CA 94111

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer (the “Offer”) by XRA 1 Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of XOMA Corporation, a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Kinnate Biopharma Inc., a Delaware corporation (“Kinnate”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of February 16, 2024, among Parent, Purchaser and Kinnate (the “Merger Agreement”).

The press release filed herewith as Exhibit 99.1 is neither an offer to purchase nor a solicitation of an offer to sell securities. The Offer for the Shares described in this filing has not commenced. At the time the Offer is commenced, Parent and Purchaser will file or cause to be filed a tender offer statement on Schedule TO with the Securities and Exchange Commission (“SEC”), and Kinnate will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the Offer.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements related to Parent and Kinnate and the acquisition by Parent of Kinnate, including express or implied forward-looking statements about Kinnate’s products and the future operations and performance of Kinnate and Parent. These forward-looking statements are within the meaning of U.S. federal securities laws, including, without limitation, statements regarding the anticipated timing of and closing of the proposed Offer, the merger and related transactions contemplated by the Merger Agreement (collectively referred to as the “transactions”). The words “anticipate,” “approximately,” “look to,” “plan,” “expect,” “may,” “will,” “could” or “should,” the negative of these terms or similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Parent cautions that a number of important factors, including those described in this communication, could cause actual results to differ materially from those contemplated in any forward-looking statements. Any forward-looking statements in this communication are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this communication, including, without limitation, the impact of actions of other parties with respect to the transactions; the possibility that competing offers will be made; the outcome of any legal proceedings that have been or could be instituted against Parent, Kinnate or their respective directors; the risk that the transactions may not be completed in a timely manner, or at all, which may adversely affect Kinnate’s or Parent’s respective businesses and the price of their respective common stock; the failure to satisfy all of the closing conditions of the transactions contemplated by the Merger Agreement; the occurrence of the events giving rise to payments under the CVR Agreement; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the effect of the announcement or pendency of the transactions on Kinnate’s and Parent’s respective businesses and operating results; risks that the transactions may disrupt Kinnate’s or Parent’s respective current plans and business operations; risks related to the diverting of management’s attention from Kinnate’s and Parent’s respective ongoing business operations; general economic and market conditions and the other risks identified in Kinnate’s and Parent’s respective filings with the SEC and subsequent filings with the SEC. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transactions and/or Kinnate and Parent’s ability to successfully complete the transactions and, with respect to any CVR payment amounts, the consideration ultimately paid to Kinnate stockholders (including whether any payments will be payable at all). In addition, unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Parent cautions investors not to place undue reliance on any forward-looking statements. Any forward-looking statements contained in this communication represent Parent’s views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Parent disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Additional Information and Where to Find It

The tender offer for the outstanding shares of Kinnate referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Parent and Purchaser will file with the SEC. At the time the tender offer is commenced, Parent and Purchaser will file tender offer materials on Schedule TO, and, thereafter, Kinnate will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The Offer will be made only pursuant to the tender offer materials (including an offer to purchase, a related letter of transmittal and certain other tender offer documents) filed with the SEC.

THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF KINNATE’S COMMON STOCK ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF KINNATE’S COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.

The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Kinnate’s common stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov or by accessing the Investor Relations section of Parent’s website at https://investors.xoma.com/.

EXHIBIT INDEX.

Index No.

99.1	Press Release issued by XOMA Corporation on February 16, 2024